JCDecaux

08001835

SEC Mail Processing Section

APR 02 2008

Washington, DC
110

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Neuilly-sur-Seine, March 28th, 2008

File 82-5247
Issuer : JCDecaux SA
Country: France

Communication Extérieure

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Re: Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release dated March 27, 2008 regarding the successful launch of Vel'OH!, the new service with more than 1,000 rentals in the space of 5 days;
- A press release dated March 20, 2008 regarding JCDecaux Airport's unveiling of the air passenger survey;
- A press release dated March 20, 2008 regarding Metrobus and JCDecaux's victory of the SNCF's advertising contract;
- A press release dated March 12, 2008 regarding the solid results with net income Group share up 9.9% to €221.0 million;
- A press release dated March 10, 2008 regarding Christian Dior Parfums and JCDecaux usher in the era of interactive urban marketing;
- A press release dated March 6, 2008, relative to the victory by JCDecaux and its Avenir subsidiary of the non-station billboard concession of Réseau Ferré de France;
- A press release dated March 5, 2008 regarding JCDecaux's victory of the 10 Year Advertising Concession Contract for San Diego International Airport;

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, sandrine.ramus@jcdecaux.fr or by telephone 33 1 30 79 49 35, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
APR 21 2008
THOMSON FINANCIAL

Sandrine Ramus
Legal Affairs
Corporate Legal Counsel
Enc.

4/17

JCDecaux Artvertising
17, rue Soyer - 92523 Neuilly-sur-Seine Cedex - France
Tél. : +33 (0)1 30 79 49 59 - Fax : +33 (0)1 30 79 48 88 - www.jcdecaux-artvertising.com
Société par Actions Simplifiée au capital de 777 947 euros - 775 722 036 RCS Nanterre - FR 29775722036

JCDecaux

Vel'OH!: successful launch of the new service with more than 1,000 rentals in the space of 5 days

Out of Home Media

Paris, March 27, 2008 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, No.2 worldwide in this industry, and No.1 in self-service bicycle hire, announces that Vel'OH! (the self-service bicycle hire scheme adopted by the City of Luxembourg) was officially launched on Friday, March 21 by Mr. Helminger, the Mayor of Luxembourg, and Mr. Bausch, the Deputy Mayor, in the presence of Claude Wiseler, Minister of Civil Engineering and the Civil Service. The new scheme has attracted outstanding public interest with more than 1,000 individual rentals in just 5 days... despite the wintry weather conditions (snow storm). More than 500 annual subscriptions and 300 short-term subscriptions have already been taken out.

Vel'OH! – a service based on a network of 25 docking stations and 250 bicycles – opened to the public on March 21. Vel'OH! will allow users of the service to take full advantage of the dedicated lanes reserved for cyclists created in the city.

The launch of Vélo'v in Lyon in 2005 marked the beginning of JCDecaux's successful development of the bicycle hire concept in France. Today, 15 cities (a total of 30 million individual rentals) benefit from JCDecaux's innovative service including: Vienna (Austria), Cordoba, Gijon and Seville (Spain), Brussels (Belgium), Paris, Marseille, Aix-en-Provence, Toulouse, Rouen, Besançon, Mulhouse, Amiens and now Luxembourg. The number is still growing, with Nantes set to launch the service in the near future. JCDecaux, the No. 1 worldwide for self-service bicycle hire, is the only operator able to offer daily, weekly or yearly subscriptions. Thanks to an exclusive electronic payment system providing easy access, an the possibility to take out a subscription at the docking stations, which considerably simplifies the bicycle rental process for customers.

Jean-Charles Decaux, co-CEO of JCDecaux, made the following statement: *"Thanks to Vel'OH!, a truly eco-friendly means of transport, JCDecaux is helping to improve the quality of life in the City of Luxembourg. With almost 1,000 rentals in the space of just 5 days, we are delighted to see that the inhabitants of Luxembourg have already adopted this new type of individual public transport."*

JCDecaux Group, key figures:

- *2007 revenues: €2,106.6m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux Airport unveils air passenger survey: Observatoire du passager aérien

Out of Home Media

Paris, March 20, 2008 - JCDecaux Airport, a subsidiary of JCDecaux SA, the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, No.2 worldwide in this industry and world leader in transport advertising, has published a survey of people travelling by air: the *Observatoire du passager aérien*.

This air passenger survey is based on the results of research carried out by Simm* published at the end of 2007.
This research analyses the consumer trends and behaviour of French people aged 15+ looking at more than 7,000 brands/labels and their media consumption.
Using this research as a basis for its own survey, JCDecaux Airport has identified key indicators of the profile and consumption behaviour of people travelling by air.

Air passengers are characterised by a high AB (managerial and professional) socio-economic profile, more than 1 out of every 2 people travelling by air have an AB profile.

The study highlights the **particularly interesting and innovative consumption behaviour** of this target audience through the following main market segments:

- Personal care/Beauty
- Automobile
- Clothing/Accessories
- Banks
- Beverages
- Sport

The survey provides an analysis of four air passenger profiles:

- **The male "Frequent Flyer"**: men who regularly travel by air, chiefly for professional reasons,

- ***The female air passenger***: women aged 25 to 49 who fly for reasons of a professional or private nature,

- **Young working people**: young people aged 25 to 34 who fly with friends or with their partner/spouse,

- **The Baby Boomer**: pre-senior citizens aged 55 to 64 who chiefly fly with their partner/spouse.

These different categories of air traveller express strong affinity with new forms of communication (online shopping, downloading of data, etc.) and with all types of products promoting modern, fast-paced lifestyles.

*: Survey carried out by TNS Secodip with a sample of 10,000 people aged 15 +

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,400,557.51 euros - ≠ RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux

Isabelle Fourmentin, Executive Vice-President of JCDecaux Airport said: *"Through this survey, JCDecaux Airport shows that air passengers are active consumers who are early adopters of new technology and opinion leaders. A large number of brands have confirmed this by putting air travellers and the values they represent at the very heart of their advertising campaigns."*

JCDecaux Group, key figures:

- *2007 revenues: €2,106.6m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*

Contact: Nathalie Delebarre – 33-1 30 79 35 38

METROBUS JCDecaux

PRESS RELEASE

METROBUS AND JCDECAUX WIN THE SNCF'S ADVERTISING CONTRACT

Paris, 20 March 2008 – Metrobus (the leading European operator in the transport advertising sector and part of MRE - Publicis Groupe [Euronext Paris: FR0000130577] and JCDecaux, who hold a 67% and 33% stake respectively in the company) and JCDecaux SA [Euronext Paris: DEC], the No.1 outdoor advertising company in Europe and in the Asia-Pacific region and No.2 worldwide in this industry, announce that the Metrobus-JCDecaux consortium, led by Metrobus, has been awarded the advertising contract for the public railway assets of the SNCF. The 8-year contract to develop and run outdoor advertising opportunities was awarded following a competitive tender.

The station assets include almost 9,200 display units within railway station premises, comprising station concourses, corridors, waiting rooms and a number of station forecourt areas.

The non-station assets represent a total of approximately 1,500 high-quality display panels chiefly located in towns and cities of more than 100,000 inhabitants.

The breakdown of this contract is as follows: 85% for Metrobus and 15% for JCDecaux.

The bid submitted by the Metrobus-JCDecaux consortium is based on the optimization of the assets of the SNCF national railway company through the adoption of a qualitative approach. This forms part of a sustainable development strategy and entails the systematic improvement of the SNCF's current advertising assets. For this reason considerable care has been given to the design of the display items to guarantee successful integration, whether the furniture is located inside or outside a station.

The creation of a digital display network in stations based on a total of 1,800 units – in part replacing the paper billboard units – perfectly matches the environmental protection policy adopted by the SNCF while simultaneously promoting an image as a modern and leading participant in the area of advertising. This agreement represents the first large-scale deployment of digital media in France in an area highly prized by advertisers. This innovation completely redefines the world of in-station billboard advertising.

In the non-station sector, apart from the installation whenever possible of back-illuminated and scrolling displays as well as the deployment of new systems in accordance with current regulations, the products and services included in the bid have all been designed to respect the environment throughout their life cycle.

Thanks to acknowledged experience and expertise in the area of high-quality services and innovation, the consortium will do its utmost to ensure the best possible technical quality as well as the highest levels of maintenance.

Digital displays, panoramic billboard units and scrolling displays are some of the innovations that will reinforce the networks run by Metrobus and JCDecaux and will give an additional boost to a powerful, module-based and clearly targeted commercial offering.

The consortium will take on all the employees devoted to this activity, in accordance with the commitments made to the SNCF; it will take particular care to ensure that these commitments are fully respected.

"We are delighted to have been chosen by the SNCF, and are proud to be a part of the drive by the national French railway company to enhance the passenger travel experience at its stations. Benjamin Badinter, Executive Vice-President of Metrobus, will be responsible for overseeing this concession and is supported by the undoubted resources of the bidding consortium. A key aspect of the success of our bid was the introduction of the first digital display media in-station. This success confirms the leading position enjoyed by Metrobus in the area of transport advertising and clearly consolidates its status as No.3 in the outdoor advertising industry overall. The introduction of digital panels is a real innovation in France,and it meets the strategy pursued by MRE to develop digital media throughout all its displays." explained Gérard Unger, Chairman and CEO of Metrobus.

Jean-Charles Decaux, CEO of JCDecaux, said: "We are very pleased that the SNCF has chosen JCDecaux to develop its assets. The contribution of this new offering will reinforce the quality and audience of the urban networks run by the JCDecaux Group throughout metropolitan France. These assets will also help to consolidate the position enjoyed by JCDecaux, the No.1 player in its market in terms of audience, as the preferred partner of advertisers and media agencies for their outdoor advertising campaigns."

# # #

Metrobus at a glance

- *Metrobus is an entity belonging to Médias & Régies Europe (MRE)*
- *MRE is the historical and strategic division specializing in the sale of advertising space for the Publicis Groupe*
- *MRE currently covers advertising sales activities in the press, radio, cinema, billboard advertising, internet and shopping centres*
- *MRE employs a total of 600 people in Europe and in the USA and Metrobus has a total of 140 employees in France*
- *Metrobus, is the leading French specialist in outdoor transport advertising.*

Website: *www.metrobus.fr*

Publicis Groupe at a glance

(Euronext Paris: FR0000130577) is the 4th largest advertising group worldwide, the world's 2nd largest group specialising in media buying and consultancy services, and world leader in digital advertising media and health. The Group is present in 104 different countries on 5 continents and employs a total of approximately 44,000 people. Publicis generated revenues of €4,671 million in 2007.

Website: *www.publicisgroupe.com*

JCDecaux Group, key figures:

- *2007 revenues: €2,106.6m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*
- ***Website:*** *www.jcdecaux.com*

CONTACTS:

Publicis Groupe:

Peggy Nahmany, Eternal Communications:	+ 33 (0)1 44 43 72 83
Martine Hue, Investor Relations:	+ 33 (0)1 44 43 65 00

JCDecaux:

Agathe Albertini, Press Relations	+33 (0)1 30 79 34 99
Alexandre Hamain, Investor Relations	+33 (0)1 30 79 79 93

JCDecaux

Solid results with net income Group share up 9.9% to €221.0 million

- **Revenues up 8.2% to €2,106.6 million, organic revenues up 8.8%**
- **Operating margin rises 4.0% to €555.2 million**
- **EBIT up 6.8% to €350.2 million**
- **Net income Group share improves 9.9% to €221.0 million**
- **Strong net cash flow from operating activities, up 4.9% to €373.0 million**
- **Dividend increased by 5% to €0.44 per share**
- **2008 organic revenue growth expected to be around 6%**

Out of Home Media

Paris, 12 March 2008 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, announced today solid results for the year ended December 31, 2007, underpinned by strong organic revenue growth.

Revenues

As reported on 28 January 2008, consolidated revenues increased by 8.2% to €2,106.6 million in 2007. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 8.8%, well ahead of the growth in the global advertising market in 2007.

Operating Margin[1]

Group operating margin increased by 4.0% to €555.2 million from €533.6 million in 2006. The operating margin as a percentage of consolidated revenues was 26.4%, down 100 basis points compared to the prior period (2006: 27.4%), reflecting as expected a decrease in the Street Furniture operating margin, partly offset by a strong increase in operating margin from the Billboard and Transport divisions.

- **Street Furniture:** *Operating margin decreased by 0.3% to €406.7 million.* As a percentage of revenues, the operating margin decreased to 39.0% compared to 41.4% in 2006. Double-digit operating margin increases were recorded in many European markets including the Netherlands, Belgium, the Baltic countries, Central & Eastern Europe, as well as in Asia-Pacific. In France, the operating margin decreased over the period, due to the recently-renewed major contracts which incurred start up costs and additional operating expenses while advertising revenues were still ramping up. Business development costs also increased compared to 2006, following the Group's recent expansion into fast growing outdoor advertising markets, particularly the Middle East and Central Asia where a number of long-term contracts have been or are in the process of being secured.

- **Transport:** Operating margin increased by 17.8% to €62.3 million. As a percentage of revenues, the operating margin rose to 10.9%, a healthy increase compared to 2006 (10.4%). These improvements were driven by strong revenue progression in many of our markets. Double digit operating margin increases were achieved in many of our geographies including France, Scandinavia, Spain, Portugal, Italy, the United States and China.

- **Billboard:** Operating margin increased by 18.2% to €86.2 million and as a percentage of revenues, the operating margin rose to 17.6%, a good increase compared to 2006 (16.0%). These significant increases were driven by strong revenue growth over the period, the results of continued investment in quality locations as well as the ongoing benefits from the cost control program and inventory management. Operating leverage was particularly strong in the United Kingdom, Spain, Portugal and Central & Eastern Europe, where the operating margin grew in double digits in all these areas. In France, solid operating margin growth was achieved over the period.

EBIT[2] [3]

EBIT increased by 6.8% to €350.2 million, up from €327.9 million in 2006. The Group's EBIT margin was 16.6% of consolidated revenues, compared to 16.8% in the same period last year. The increase in operating margin was partly offset by higher depreciation and consumption of maintenance spare parts over the period. The Group's full-year EBIT also includes a capital gain of 10.5 million euros, following the reorganisation of Europlakat International (EPI) in the third quarter of 2007.

Net income Group share

Net income Group share increased by 9.9% to €221.0 million, compared to €201.1 million in 2006. This improvement reflects the increase in EBIT, the very strong progression of equity affiliates as well as a decrease in the effective tax rate.

Dividend

At the next Annual General Meeting of Shareholders (to be held on May 14th, 2008), the Executive Board will recommend a dividend of €0.44 per share for the 2007 financial year, a rise of 5% compared to 2006. The dividend will be paid on June 9th, 2008.

Capital expenditure

Net capex (acquisition of tangible and intangible assets(4), net of disposals of assets) was €306.1 million, compared to €172.0(4) million in the prior year, reflecting the planned increase in renewal capex (including the Paris bike scheme) and the initial €38.4 million pre-payment paid under the Shanghai Metro contract, following the contract's renewal and extension.

Cash flows

The Group continued to generate strong net cash flow from operating activities at €373.0 million, compared to €355.5(4) million in the prior year (+ 4.9%). Free cash flow(5) decreased to €66.9 million from €183.5 million in 2006, reflecting the significant increase in net capex over the period.

Net debt(6)

Net debt as of 31 December 2007 increased by €24.9 million to €719.9 million compared to €695.0 million as of December 31st, 2006.

Commenting on the 2007 results, Jean-François Decaux, Chairman of the Executive Board and Co-CEO, said:

"2007 was a good year for JCDecaux, reflecting the strength of our business model which ensures we benefit from the global demand for outdoor advertising in both developed and fast growing emerging countries. 2007 was also the year of the Velib' launch in Paris which, with 17 million users to date, marks the start of a new form of public transport and demonstrates once again JCDecaux's ability to lead the transformation of the outdoor advertising industry.

In 2008, we expect organic revenue growth to be around 6%. While organic revenue growth may be impacted by a slow start in France and the UK, growth will be driven by the continued double-digit growth of our Transport division, China and the other emerging markets, as well as a solid performance in the US and the rest of Europe."

(1) **Operating Margin** = Revenues less Direct Operating Expenses (excluding Maintenance spare parts) less SG&A expenses
(2) **EBIT** = Earnings Before Interests and Taxes = Operating Margin less Depreciation, amortization and provisions less Impairment of goodwill less Maintenance spare parts less Other operating income and expenses.
(3) 2006 EBIT has been restated due to the reclassification into the EBIT of the impairment of goodwill
(4) 2006 capex and net cash flow from operating activities have been restated following a change in methodology related to fixed assets' payables. Acquisitions of assets now include changes in receivables and payables on assets.
(5) **Free cash flow** = Net cash flow from operating activities less net capital investments (tangible and intangible assets).
(6) **Net debt** = Debt net of cash including the non-cash impact of IAS39 (on both debt and derivatives) and excluding the non-cash impact of IAS 32 (debt on commitments to purchase minority interests)

Next information:
Q1 2008 revenues: 6 May 2008 (after market)
Annual General Meeting of Shareholders: 14 May 2008

Key Figures for the Group:

- *2007 revenues: €2,106.6 million*
- *JCDecaux is listed on Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *N°1 worldwide in street furniture (351,000 advertising panels)*
- *N°1 worldwide in transport advertising with 145 airports and over 300 transport contracts in metros, buses, tramways and trains (386,000 advertising panels)*
- *N°1 in Europe for billboards (215,000 advertising panels)*
- *N°1 in outdoor advertising in China (219,000 advertising panels in 23 different cities)*
- *N°1 worldwide in self service bicycles*
- *952,000 advertising panels in 54 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *8,900 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Forward Looking Statement
Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements.Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

BALANCE SHEET

Assets

In million euros		12/31/2007	12/31/2006
Goodwill	§ 3.4	1,231.1	1,287.3
Other intangible assets	§ 3.4	288.1	190.6
Property, plant and equipment	§ 3.5	1,027.7	941.7
Investments in associates	§ 3.6	327.4	299.6
Financial investments	§ 3.7	19.8	8.3
Financial derivatives	§ 3.19	2.5	2.5
Other financial investments	§ 3.8	33.8	34.8
Deferred tax assets	§ 3.14	4.6	7.2
Current tax assets	§ 3.13	1.3	0.9
Other receivables	§ 3.9	66.7	64.1
NON-CURRENT ASSETS		**3,003.0**	**2,837.0**
Other financial investments	§ 3.8	14.2	4.0
Inventories	§ 3.10	127.5	87.7
Financial derivatives	§ 3.19	2.2	4.3
Trade and other receivables	§ 3.11	658.4	601.6
Current tax assets	§ 3.13	9.4	8.3
Cash and cash equivalents	§ 3.12	161.5	119.8
CURRENT ASSETS		973.2	825.7
TOTAL ASSETS		3,976.2	3,662.7

Liabilities and Equity

In million euros		12/31/2007	12/31/2006
Share capital		3.4	3.4
Additional paid-in capital		985.6	961.9
Consolidated reserves		852.3	744.4
Net income for the period (Group share)		221.0	201.1
Translation adjustments		(28.9)	1.8
Minority interests		(40.8)	(46.8)
TOTAL EQUITY	**§ 3.15**	**1,992.6**	**1,865.8**
Provisions	§ 3.16	166.2	167.6
Deferred tax liabilities	§ 3.14	116.2	105.6
Financial debt	§ 3.17	748.7	746.0
Debt on commitments to purchase minority interests	§ 3.18	85.0	80.5
Other payables		7.7	8.7
Current tax payable	§ 3.13	0.8	0.0
Financial derivatives	§ 3.19	39.3	34.6
NON-CURRENT LIABILITIES		**1,163.9**	**1,143.0**
Provisions	§ 3.16	17.9	16.1
Financial debt	§ 3.17	75.5	37.7
Debt on commitments to purchase minority interests	§ 3.18	6.0	0.0
Financial derivatives	§ 3.19	0.0	0.0
Trade and other payables	§ 3.20	662.0	546.1
Current tax payable	§ 3.13	26.8	29.8
Bank overdrafts	§ 3.17	31.5	24.2
CURRENT LIABILITIES		**819.7**	**653.9**
TOTAL LIABILITIES AND EQUITY		**3,976.2**	**3,662.7**

INCOME STATEMENT

In million euros		2007	2006 Restated [1]
NET REVENUES		**2,106.6**	**1,946.4**
Direct operating expenses	§ 4.1	(1,200.6)	(1,085.4)
Selling, general and administrative expenses	§ 4.1	(350.8)	(327.4)
OPERATING MARGIN		**555.2**	**533.6**
Depreciation, amortization and provisions (net)	§ 4.1	(176.3)	(169.9)
Impairment of goodwill	§ 4.1	0.0	(4.0)
Maintenance spare parts	§ 4.1	(34.2)	(28.9)
Other operating income and expenses	§ 4.1	5.5	(2.9)
EBIT		**350.2**	**327.9**
Financial income	§ 4.2	10.8	11.0
Financial expenses	§ 4.2	(62.1)	(56.1)
NET FINANCIAL INCOME (LOSS)		**(51.3)**	**(45.1)**
Income tax	§ 4.3	(92.5)	(91.4)
Share of net profit of associates	§ 4.3	18.6	12.6
NET INCOME BEFORE GAIN OR LOSS ON DISCONTINUED OPERATIONS		**225.0**	**204.0**
Gain or loss on discontinued operations			
CONSOLIDATED NET INCOME		**225.0**	**204.0**
Minority interests		4.0	2.9
NET INCOME (GROUP SHARE)		**221.0**	**201.1**
Earnings per share (in euros)		0.994	0.908
Diluted Earnings per share (in euros)		0.991	0.905
Weighted average number of shares	§ 4.4	222,388,524	221,427,121
Weighted average number of shares (diluted)	§ 4.4	223,111,849	222,272,053

(1) See Note 2 Reconciliation of the restated 2006 financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Group									
	Share Capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves			Total	Minority interests	Total
In million euros					Financial derivative instruments	Available-for-sale securities	Translation reserve adjustment			
Equity as of December 31, 2005	**3.4**	**945.6**	**0.0**	**830.8**	**(0.2)**	**(0.2)**	**7.5**	**1,786.9**	**(33.0)**	**1,753.9**
Available-for-sale assets						2.0		2.0	0.7	2.7
Deferred tax on available-for-sale assets						(0.3)		(0.3)	(0.2)	(0.5)
Change in translation adjustment							(5.7)	(5.7)	(0.4)	(6.1)
Other				0.3				0.3		0.3
Net income recognized directly in equity	0.0	0.0	0.0	0.3	0.0	1.7	(5.7)	(3.7)	0.1	(3.6)
Net income for the period				201.1				201.1	2.9	204.0
Total income and expenses recognized for the period	**0.0**	**0.0**	**0.0**	**201.4**	**0.0**	**1.7**	**(5.7)**	**197.4**	**3.0**	**200.4**
Capital increase [1]		14.0						14.0	(0.4)	13.6
Distribution of dividends				(88.3)				(88.3)	(5.0)	(93.3)
Share-based payments		2.3						2.3		2.3
Debt on commitments to purchase minority interests								0.0	(9.0)	(9.0)
Change in consolidation scope								0.0	(2.3)	(2.3)
Other				0.3				0.3	(0.1)	0.2
Equity as of December 31, 2006	**3.4**	**961.9**	**0.0**	**944.2**	**(0.2)**	**1.5**	**1.8**	**1,912.6**	**(46.8)**	**1,865.8**
Available-for-sale assets						(0.8)		(0.8)	(0.1)	(0.9)
Deferred tax on available-for-sale assets						0.3		0.3	0.2	0.5
Change in translation adjustment							(30.7)	(30.7)	(0.5)	(31.2)
Other				0.2				0.2		0.2
Net income recognized directly in equity	0.0	0.0	0.0	0.2	0.0	(0.5)	(30.7)	(31.0)	(0.4)	(31.4)
Net income for the period				221.0				221.0	4.0	225.0
Total income and expenses recognized for the period	**0.0**	**0.0**	**0.0**	**221.2**	**0.0**	**(0.5)**	**(30.7)**	**190.0**	**3.6**	**193.6**
Capital increase [1]		20.4						20.4	1.0	21.4
Distribution of dividends				(93.1)				(93.1)	(5.2)	(98.3)
Share-based payments		3.3						3.3		3.3
Debt on commitments to purchase minority interests								0.0	(5.3)	(5.3)
Change in consolidation scope								0.0	11.9	11.9
Other				0.2				0.2		0.2
Equity as of December 31, 2007	**3.4**	**985.6**	**0.0**	**1,072.5**	**(0.2)**	**1.0**	**(28.9)**	**2,033.4**	**(40.8)**	**1,992.6**

(1) The increase in JCDecaux SA's share capital and additional paid-in capital is related to the exercise of stock options.

CASH FLOW STATEMENT

In million euros	2007	2006 Restated (1)
Net income before tax	317.5	295.4
Share of net profit of associates	(18.6)	(12.6)
Dividends received from non-consolidated subsidiaries	(0.6)	(0.5)
Expenses related to share-based payments	3.3	2.3
Depreciation, amortization and provisions	173.7	170.2
Capital gains and losses	(9.3)	(2.0)
Discounting expenses	12.5	11.7
Net financial interest expense	36.7	28.3
Financial derivatives and translation adjustments	12.7	15.0
Change in working capital	(20.9)	(35.3)
Change in inventories	(40.1)	(6.7)
Change in trade and other receivables	(65.0)	(65.0)
Change in trade and other payables	84.2	36.4
CASH PROVIDED BY OPERATING ACTIVITIES	**507.0**	**472.5**
Net financial interest paid	(37.0)	(27.5)
Income taxes paid	(97.0)	(89.5)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**373.0**	**355.5**
Acquisitions of intangible assets and property, plant and equipment	(356.2)	(175.1)
Acquisitions of financial assets (long-term investments)	(29.7)	(214.0)
Acquisitions of financial assets (other)	(3.9)	(18.0)
Change in payables on intangible assets and property, plant and equipment	34.6	(3.9)
Change in payables on financial assets	(7.0)	(4.0)
Total investments	**(362.2)**	**(415.0)**
Proceeds on disposal of intangible assets and property, plant and equipment	15.5	7.0
Proceeds on disposal of financial assets (long-term investments)	4.0	6.1
Proceeds on disposal of financial assets (other)	21.6	2.2
Change in receivables on intangible assets and propoerty, plant & equipment	0.0	0.0
Change in receivables on financial assets	1.9	0.0
Total asset disposals	**43.0**	**15.3**
NET CASH USED IN INVESTING ACTIVITIES	**(319.2)**	**(399.7)**
Dividends paid	(98.3)	(93.3)
Capital decrease	1.2	(0.4)
Repayment of long-term debt	(53.2)	(28.0)
Repayment of debt (finance lease)	(3.2)	(3.3)
Cash outflow from financing activities	**(153.5)**	**(125.0)**
Dividends received	10.1	9.0
Capital increase	21.4	14.0
Increase in long-term borrowings	107.2	149.8
Cash inflow from financing activities	**138.7**	**172.8**
NET CASH PROVIDED BY FINANCING ACTIVITIES	**(14.8)**	**47.8**
Effect of exchange rate fluctuations	(4.6)	(5.7)
CHANGE IN NET CASH POSITION	**34.4**	**(2.1)**
Net cash position beginning of period	**95.6**	**97.7**
Net cash position end of period	**130.0**	**95.6**

(1) See Note 2 Reconciliation of the 2006 restated financial statements

As the exchange values for asset swap operations described in Note 3.1 Changes in the consolidation scope in 2007 did not give rise to a change in cash, they were not recorded in the cash flow statement.

File 82-5247


Dior

Christian Dior Parfums and JCDecaux usher in the era of interactive urban marketing!

For the international launch of its Dior Addict High Shine lipstick, Christian Dior Parfums will be the first advertiser worldwide to use the brand-new exclusive urban interactive marketing system created by JCDecaux Innovate: SWIP (for Serveur Wap Interactif Push, or Interactive Wap Push Server).

The strategy adopted by Christian Dior Parfums will make it possible, for the first time, to use outdoor advertising in conjunction with the downloading of multimedia content on mobile phones using an extremely simple – and totally original – procedure.

<u>SWIP in 3 stages :</u>

- Call the telephone number displayed on the poster
- Receive a message of confirmation and validate it
- Automatically download the multimedia application

SWIP is fast, accessible to everyone, wherever they happen to be, and does not require users to type out an SMS.

For this "media first," JCDecaux Innovate has adapted the multimedia content in association with Christian Dior Parfums: an "On Device Portal" (ODP) allows users to access, via a single interface, a moving presentation of the product, advice about applying makeup, videos, music, ring tones, and background screens.

Christian Dior Parfums will be able to monitor the download statistics in real time thanks to a dedicated area that can be consulted online.

SWIP has been designed as a universal system making it possible to create campaigns with an international reach. Planned by KR Média and Poster/Kinetic, the French campaign can be seen in Paris and its suburbs, and in a number of regional cities from March 5 to 18, 2008.

The campaign will also run in Belgium, Italy and the Netherlands and will include a large number of lenticular advertising panels.

JCDecaux Innovate is the JCDecaux division dedicated to event-based outdoor advertising solutions that include dynamic audiovisual and interactive elements.

Neuilly, March 6, 2008

JCDecaux

JCDecaux and its Avenir subsidiary
win the non-station billboard concession of Réseau Ferré de France

Out of Home Media

Paris, March 6, 2008 – JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, announces that the Avenir-JCDecaux group has recently been awarded, following a competitive tender, the contract to operate the non-station advertising assets ("Lot 2") of Réseau Ferré de France, RFF, the company responsible for managing the French railway infrastructure, for a period of 8 years.

The nature and size of RFF's "Lot 2" represents a major commercial venture including a total of 10,000 advertising panels, of which Avenir already operates nearly 2,300 on a subletting basis.

The inclusion of this new portfolio will enhance the quality and audience of the urban networks of the JCDecaux Group throughout France. These assets will also help to consolidate Avenir and JCDecaux's positions as the principal partners of advertisers and media agencies for the provision of their outdoor advertising campaigns.

The provisional full-year revenues generated by these billboards is in the region of €28m per annum.

The Avenir-JCDecaux group will take on all the personnel involved in this activity, who will join the 3,500 employees of the JCDecaux Group in France.

From an environmental point of view, one key aspect of the offer lay in the measures taken to protect the environment. The group has made an undertaking to optimise the advertising opportunities provided by this exceptional asset portfolio.

Jean-Charles Decaux, Chief Executive Officer of JCDecaux, made the following statement: *"We are delighted that RFF has chosen us to exploit its non-station assets. In order to make a real change we made an offer based on the strategic direction that JCDecaux has pursued for a number of years, a consistent industrial policy, clear commitments in terms of design and maintenance as well as an ambitious plan in regard to their commercial exploitation. After our recent successes with the contracts awarded by OPAC and the Paris Port Authority and thanks to this new outstanding portfolio of assets, Avenir in particular has strengthened its position as the leading player in the French outdoor advertising market as far as audience numbers are concerned. All the Group's employees are fully mobilised to ensure the success of this new partnership."*

JCDecaux SA
United Kingdom, [illegible] Great West Road, Brentford - Middlesex TW8 9DN - Tel [illegible]
Head Office: 17, rue Soyer - 92200 Neuilly sur Seine - France - Tel [illegible]
www.jcdecaux.com

JCDecaux

Key Figures for the Group:

- 2007 revenues: €2,106.6 million
- JCDecaux is listed on Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and
FTSE4Good indexes
- N°1 worldwide in street furniture (351,000 advertising panels)
- N°1 worldwide in transport advertising with 145 airports and over 300 transport contracts in metros, buses, tramways and trains (386,000 advertising panels)
- N°1 in Europe for billboards (215,000 advertising panels)
- N°1 in outdoor advertising in China (219,000 advertising panels in 23 different cities)
- N°1 worldwide in self service bicycles
- 952,000 advertising panels in 54 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 8,900 employees

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux Wins 10-Year Advertising Concession Contract for San Diego International Airport

Out of Home Media

Paris, March 5, 2008 – JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide announced today that it has entered into a contract for the advertising concession at San Diego International Airport (SAN). The 10-year contract, for which JCDecaux Airport was selected over several interested parties, will commence on July 1, 2008.

With more than 18 million passengers a year, San Diego International Airport is the second largest airport in Southern California.

Jean-François Decaux, Chairman of the Executive Board and co-CEO of JCDecaux said: "We are delighted to add San Diego International Airport to our portfolio of prestigious North American airports, which now includes the 4 largest airports in Southern California, allowing us to offer full coverage of this most vibrant economic region to our advertising clients. We will implement the same type of contemporary advertising at San Diego International Airport that we already offer at Los Angeles, LA/Ontario and Orange County International Airports, including a strong digital component. The advertisers' response to our high-quality, innovative offering has been excellent, and we look forward to making San Diego International Airport benefit from our success as well".

Key Figures for the Group:

- *2007 revenues: €2,106.6 million*
- *JCDecaux is listed on Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *N°1 worldwide in street furniture (351,000 advertising panels)*
- *N°1 worldwide in transport advertising with 145 airports and over 300 transport contracts in metros, buses, tramways and trains (386,000 advertising panels)*
- *N°1 in Europe for billboards (215,000 advertising panels)*
- *N°1 in outdoor advertising in China (219,000 advertising panels in 23 different cities)*
- *N°1 worldwide in self service bicycles*
- *952,000 advertising panels in 54 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *8,900 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

END